EXHIBIT 99.2

                              GOTHAM PARTNERS, L.P.
                              110 EAST 42ND STREET
                            NEW YORK, NEW YORK 10017



                                                May 15, 2001


BY HAND
-------
Special Committee of the Board of Directors of First Union Real Estate Equity and Mortgage Investments


Gentlemen:

            This letter will serve to set forth the general outline of a transaction we are proposing (the "Proposed Transaction") between First Union Real Estate Equity and Mortgage Investments ("First Union") and Gotham Partners, L.P. ("Gotham"). We believe that the Proposed Transaction represents an attractive opportunity for First Union and its public stockholders to participate in an ongoing business with a larger equity and asset base, and a disciplined, experienced and focused management team with a proven record of value creation. We believe that the Proposed Transaction would be in the best interest of First Union and its stockholders. Furthermore, we believe that consummation of the Proposed Transaction would result in a stronger combined company which is well positioned to achieve high long-term rates of return for its stockholders.

            In short, the Proposed Transaction consists of the acquisition by First Union of certain public and private operating businesses and assets owned and controlled by Gotham in exchange for newly issued equity of First Union. (For various tax and other reasons, we think this may most easily be accomplished through the creation of a new company ("Newco") that would be First Union's successor, but we would expect to work with you and your financial and legal advisors to arrive at the optimal structure.) The equity in the combined company to be issued in respect of the acquisition of the Gotham assets would be based upon the value of those businesses contributed by Gotham, and a per share price of $2.40. We expect that the surviving company's common equity would continue to be listed and traded on the NYSE or another major U.S. exchange, subject to normal approval requirements.

            We would welcome the opportunity to share with you the details and investment potential of the businesses and assets we propose to contribute. In the aggregate, we believe their equity value to be in excess of $160 million. In addition, we would also be willing to explore an additional cash equity investment from Gotham or a third party of up to an additional $200 million.


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First Union Real Estate Equity and Mortgage Investments
May 15, 2001
Page 2


            The Proposed Transaction would be subject to approval by the stockholders of First Union and to other customary conditions, including registration of the shares to be issued as part of the Proposed Transaction. We would expect and require that those First Union stockholders currently represented on the First Union Board of Directors would commit to support and vote in favor of the Proposed Transaction as a condition of our own willingness to proceed.

            Subsequent to the consummation of the Proposed Transaction, the existing managing partners of Gotham, William A. Ackman and David P. Berkowitz, would become Chairman and President of the combined company and certain other employees of Gotham would assume management roles in the company.

            The Proposed Transaction would be effected pursuant to a combination agreement in form and substance customary for transactions of this sort, which would be entered into only following (i) approval and recommendation by the unaffiliated members of the First Union Board of Directors, who we would expect to serve as a Special Committee of the Board in connection with the consideration of the Proposed Transaction, and (ii) receipt by First Union of an opinion from your independent financial advisor as to the fairness from a financial point of view of the Proposed Transaction to the stockholders of First Union unaffiliated with Gotham.

            We expect that the holders of First Union's Series A Preferred Stock would continue to hold an identical instrument following the Proposed Transaction; no refinancing or repayment is necessary or contemplated. Additionally, in connection with the Proposed Transaction, we expect that First Union's 8.875% Secured Senior Notes due September 15, 2003 will remain outstanding.

            As you know, we and our financial and legal advisors (Peter J. Solomon Company and Wachtell, Lipton, Rosen & Katz) are prepared to meet with the Special Committee and your legal and financial advisors at your convenience to review the Proposed Transaction and any other aspects of First Union, Gotham or the businesses of Gotham proposed to be combined with First Union that may be of interest or assistance. In addition, we would like to arrange for you or such other members of the Special Committee as may be appropriate, together with your financial and legal advisors, to meet the management of the key businesses of Gotham proposed to be combined with First Union. Of course, we reserve the right to amend or withdraw the proposal at any time at our sole discretion.

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First Union Real Estate Equity and Mortgage Investments
May 15, 2001
Page 3

            We look forward to continuing to work with you on the Proposed Transaction.

                                          Very truly yours,






cc.   Thomas H. McCormick, Esq., Shaw Pittman